September 7,
2005


Mail Stop 4561

Marc Ebersole
200 Hannover Park Road, Suite 120
Atlanta, GA 30350

      Re:	National Parking Systems, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Forms 10-QSB for the quarters ended March 31, 2005
		File No. 000-49933

Dear Mr. Ebersole:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 1 - Description of Business, pages 3 - 10

Business Development, pages 3 - 5
1. Refer to the first paragraph on page 4. We note that the company in July 2004 issue a total of 23,128 of post reverse split shares of the company`s common stock to two former shareholders in consideration for releasing the company from all claims including options, warrants and those arising from their employment agreements, as well as approximately $200,000 in notes payable and $201,930 of shareholder loans. Advise us on how the company accounted for the extinguishment of debt within its financial statements and refer to the GAAP literature that supports your accounting treatment.

Item 6 - Management`s Discussion and Analysis or Plan of Operation

Comparison of Operating Revenue, pages 13 - 14

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003, page 13
2. We note that the increase in net sales is attributable to the changes in the company`s accounting practices and organic growth. Tell us the nature of these changes and refer us to the GAAP literature that supports this change.

Item 7 - Financial Statements

Consolidated Statements of Stockholders` Deficit, page F-5
3. If National Parking Systems, Inc., the private operating company, is the survivor of the recapitalization with the public shell company, Cascade Mountain Mining Company, the private operating company`s stockholders` equity should be reflected in the statement retroactively adjusted as of the beginning of the earliest period presented for the effects of the recapitalization and the reverse stock split. The accumulated deficit balance of National Parking Systems, Inc. should be carried forward as the new entity`s opening balance and should not be eliminated. Please revise.

Note A - Summary of Significant Accounting Policies, pages F-6 -
F-8

General
4. We note from the Business Section on page 8 that you provide services such as parking and valet to establishments and booting services to parking garages and lots. Explain to us the company`s revenue recognition policy with respect to each of the services provided.

Reverse Merger, page F-6
5. Refer to page 5 within the Business Section. We note that the company acquired 100% of the issued and outstanding shares of ABS and
BH in exchange for 40,350,000 restricted shares of the company`s common stock, an aggregate of $86,750 in Junior Convertible Debentures, and the assumption of $335,000 of ABS`s and BH`s obligations under Senior Secured Convertible Debenture. We also note that you treated this acquisition as a reverse acquisition in which
ABS and BH were treated as the Accounting Acquirers. Given the fact that ABS and BH were not under common control, explain to us how you determined that both ABS and BH were the Accounting Acquirers within this reverse acquisition. Refer to SFAS 141.

Note C - Covenant-Not-To-Compete, page F-9
6. We note that the company has recorded $480,529 in covenant-not-to-compete, which is based upon a series of cash payments and notes issued to former shareholders for non-compete agreements. Tell us the amount of the cash payments that were paid to the former shareholders in return for the covenants.

Items 8A - Controls and Procedures, page 20
7. We note your statement that your chief executive officer and your chief financial officer "have concluded the company`s disclosure controls and procedures were adequate and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.


Form 10-QSB for the period ending June 30, 2005

Item 1 - Financial Statements

Note B - Purchase of Pro-Systems Parking
8. Explain to us how you accounted for the assets acquired in the acquisition of Pro-Systems Parking. Refer to SFAS 141.

Item 3 - Controls and Procedures
9. We note your statement that your chief executive officer and your
chief financial officer "have concluded the company`s disclosure controls and procedures were not adequate ....."  It does not appear
that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. If true, the company`s disclosure control and procedures were deemed not effective, please disclose the circumstances that resulted in that conclusion.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.


							Sincerely,



								Linda VanDoorn
      Senior Assistant Chief Accountant

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Marc Ebersole
National Parking Systems, Inc.
September 7, 2005
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